UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BROWNSVILLE COMPANY
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

116284 10 0
(CUSIP Number)

Adam Cegielski 90 Reynolds Street Oakville, Ontario, Canada L6J 3K2 (905) 510-8890
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 21, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	116284 10 0

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Adam Cegielski
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [_] (b) [_]
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Canadian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,000,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
5,000,000
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,000,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
46.64% (based on 10,720,000 shares of Common Stock issued and outstanding)
14		TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1.

Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is Common Stock, par value $.001 per share (the “Common Stock”), of Brownsville Company, a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 23227 Dogwood Avenue, Maple Ridge, British Columbia, Canada V2X 4S4.

Item 2.

Identity and Background

(a)

This statement is being filed by Adam Cegielski (the “Reporting Person”), individually.

(b)

The principal business address of the Reporting Person is 90 Reynolds Street, Oakville, Ontario L6J 3K2.

(c)

The Reporting Person is the Issuer’s President, Chief Executive Officer, Principal Accounting Officer, Secretary and Treasurer.  The Reporting Person is principally self-employed and is the owner/operator of Insight Consulting, which is a company owned by the Reporting Person which has provided management consulting services to IBI Corporation, a company specializing in mining.  In addition, the Reporting Person is also the Chief Executive Officer, President, Principal Accounting Officer, Treasurer, Secretary and director of Konigsberg Corp.

(d)

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Person has not, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f)

The Reporting Person is a citizen of Canada.

Item 3.

Source and Amount of Funds or Other Considerations

The aggregate amount of funds used to purchase the shares of Common Stock reported herein as being held by the Reporting Person was $20,000.  The source of such funds were the personal funds of the Reporting Person.

Item 4.

Purpose of Transaction

The Reporting Person acquired the securities for investment purposes.

Pursuant to a Stock Purchase Agreement (the “Stock Purchase Agreement”) dated as of April 21, 2006 by and among Xuxin Shao, Shao Hui Chen, the Issuer and the Reporting Person (who up until that time had not been affiliated with the Issuer), Mr. Shao and Mr. Chen sold on such date an aggregate of 5,000,000 shares of Common Stock of the Issuer to the Reporting Person for the aggregate purchase price of $20,000.  At the time thereof, Mr. Shao was President, Chief Executive Officer, Principal Accounting Officer, Secretary and Treasurer of the Issuer.   Additionally, Mr. Shao and Mr. Chen were the only two directors of the Issuer.

As a result of the completion of the transaction on April 21, 2006, the Reporting Person presently owns 5,000,000 shares of the Common Stock of the Issuer which represents approximately 46.64% of the Issuer’s outstanding shares of Common Stock based upon 10,720,000 shares of Common Stock outstanding as of April 21, 2006.

In connection with the transaction described above, Mr. Shao resigned as President, Chief Executive Officer, Principal Accounting Officer, Secretary and Treasurer of the Issuer effective as of April 21, 2006, and, on such date, the Reporting Person was appointed as the Issuer’s President, Chief Executive Officer, Principal Accounting Officer, Secretary and Treasurer.

In addition thereto, on April 21, 2006, the Board of Directors, then consisting of Mr. Shao and Mr. Chen, agreed to increase the size of the Board to three members and appoint the Reporting Person as a director to fill the vacancy resulting therefrom with immediate effect.  As a result thereof, the Board of Directors now consists of Xuxin Shao, Shao Hui Chen and the Reporting Person.

Depending on general market and economic conditions affecting the Issuer and other relevant factors, the Reporting Person may purchase additional securities of the Issuer or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

The Reporting Person also acquired the securities of the Issuer in a transaction which may relate to or result in: (a) the acquisition by persons of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) a merger or reorganization involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present board of directors and management of the Issuer, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; and (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.

The Reporting Person does not have any plans or proposals which relate to or result in: (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated in (h) through (i), above.

Item 5.

Interest in Securities of the Issuer

The Reporting Person currently beneficially owns 5,000,000 shares of Common Stock of the Issuer, which represents 46.64% of the Issuer’s Common Stock based on based on 10,720,000 shares of Common Stock issued and outstanding.  The Reporting Person has the sole power to vote or direct the vote, and to dispose or direct the disposition of such shares.

Except as set out above, the Reporting Person has not effected any other transaction in any securities of the Issuer in the past sixty days.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.

Material to Be Filed as Exhibits

Exhibit Number	Description
10.1

Stock Purchase Agreement dated as of April 21, 2006 by and among Xuxin Shao, Shao Hui Chen, Brownsville Company and Adam Cegielski (incorporated by reference to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on April 27, 2006)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   April 28, 2006

/s/ Adam Cegielski
Adam Cegielski